UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               CHIC BY H.I.S, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   167113 10 9
                         ------------------------------
                                 (CUSIP Number)

Jesse S. Siegel           with a copy to: Edward J. Walsh, Jr., Esq.
2504 Laguna Terrace                       Vedder, Price, Kaufman, Kammholz & Day
Fort Lauderdale, Florida 33316            1 Dag Hammarskjold Plaza
                                          New York, New York 10017-2203
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 23, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.  167113 10 9                                         Page 2 of 4 Pages
           -----------



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Jesse S. Siegel
              SS# ###-##-####

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A)  [ ]
          Not Applicable                                                (B)  [ ]

3         SEC USE ONLY

4         SOURCE OF FUNDS*
              PF and OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]
          Not Applicable

6         CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.A.

                                7         SOLE VOTING POWER
                                              1,150,043
           NUMBER OF
            SHARES              8         SHARED VOTING POWER
      BENEFICIALLY OWNED                      0
      BY EACH REPORTING
            PERSON
             WITH               9         SOLE DISPOSITIVE POWER
                                              1,150,043

                                10        SHARED DISPOSITIVE POWER
                                              0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,150,043

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
          Not Applicable

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.7%

14        TYPE OF REPORTING PERSON
          IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                         AMENDMENT NO.1 TO SCHEDULE 13D

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is amended and restated in its entirety by the following:

                  Of the 1,150,043 Shares held by Mr. Siegel, 313,043 were purchased with Mr. Siegel's personal funds from the underwriters of the Company's initial public offering, which was consummated on February 25, 1993, at the initial public offering price of $11.50 per share, 500,000 Shares were acquired on February 25, 1993 for the consideration described in Item 5(c) and 302,000 were purchased with Mr. Siegel's personal funds in a private transaction, which was consummated on January 23, 1998, at a purchase price of $7.125 per share.


ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 is amended by adding the following at the end thereof:

                  Mr. Siegel may also consider making sales of equity securities of the Company to the extent he deems appropriate, subject to compliance with applicable securities laws.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Paragraphs (a) and (b) of Item 5 are amended and restated in their entirety by the following:

(a) This statement on Schedule 13D relates to 1,150,043 Shares beneficially owned by Mr. Siegel, which constitute approximately 11.7% of the issued and outstanding Shares. The number of Shares reported under this item includes
                  10,000 Shares of the Issuer's common stock that Mr.
                  Siegel has the right to acquire within 60 days pursuant to the exercise of outstanding stock options.

(b) Mr. Siegel has sole voting and dispositive power with respect to the 1,150,043 Shares he beneficially owns.

                  Item 5 if further amended by adding the following at the end of paragraph (c) thereof:

(c) On January 23, 1998, Mr. Siegel acquired 302,000 Shares of the Issuer's common stock in a private transaction at a price of $ 7.125 per share.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 1998



                                               /s/ Jesse S. Siegel
                                               --------------------------------
                                               Jesse S. Siegel